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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             ------------------------------------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
             ------------------------------------------------------

                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                       (Name of Subject Company (Issuer))

                      INTERNATIONAL BANCSHARES CORPORATION
                              NBC ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))
             ------------------------------------------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
             ------------------------------------------------------

                                 632-593-505-000
                      (CUSIP Number of Class of Securities)
             ------------------------------------------------------

                                 DENNIS E. NIXON
                       CHAIRMAN OF THE BOARD AND PRESIDENT
                      INTERNATIONAL BANCSHARES CORPORATION
                             1200 SAN BERNARDO AVE.
                               LAREDO, TEXAS 78040
                            TELEPHONE: (956) 722-7611
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                                CARY PLOTKIN KAVY
                            COX & SMITH INCORPORATED
                            112 E. PECAN, SUITE 1800
                            SAN ANTONIO, TEXAS 78205
                            TELEPHONE: (210) 554-5500
             ------------------------------------------------------


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                           CALCULATION OF FILING FEE:


   TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**

       $93,319,899.75                                          $18,664

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,770,501 shares of common stock of National Bancshares Corporation of Texas at the tender offer price of $24.75 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:        $18,664                Filing Party:   International Bancshares Corporation
   Form or Registration No.:      SCHEDULE TO            Date Filed:     August 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes to designate any transactions to which this statement relates:

          [X]     third-party tender offer subject to Rule 14d-1.
          [ ]     issuer tender offer subject to Rule 13e-4.
          [ ]     going-private transaction subject to Rule 13e-3.
          [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

               --------------------------------------------------


         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") initially filed on August 9, 2001, by International Bancshares Corporation, a Texas corporation ("Parent"), and NBC Acquisition Corp., a Texas corporation and wholly-owned subsidiary of Parent (the "Purchaser"), relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of National Bancshares Corporation of Texas, a Texas corporation (the "Company"), at a price equal to $24.75 per Share, subject to adjustment as described in the Offer to Purchase (as defined below), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments, collectively constitute the "Offer"), copies of which were filed with the Schedule TO filed on August 9, 2001 as Exhibits (a)(1)(A) and
(a)(1)(C), respectively. This Amendment No. 1 is being filed on behalf of the Purchaser and Parent. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.




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ITEMS 1 THROUGH 9 AND 11.

            Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

            Forward-looking statements contained in the Schedule TO, including press releases and the Offer to Purchase, are not protected by the safe harbor provisions set forth in the Private Securities Litigation Reform Act of 1995.


ITEMS 4, 7 AND 11(b).

         Items 4, 7 and 11(b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         The following sentence is hereby inserted into the Offer to Purchase immediately following the last sentence of the second paragraph under "THE TENDER OFFER -- Section 10. Source and Amount of Funds":

                   "No alternative financing plan exists with respect to the funds necessary to make the payments described above."

ITEMS 4 AND 11(b).

         Items 4 and 11(b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

          The Purchaser and Parent have extended the Expiration Date of the Offer until 12:00 Midnight, New York City time, on September 28, 2001.

         The first paragraph under "THE TENDER OFFER -- Section 14. Conditions of the Offer" in the Offer to Purchase is hereby amended and restated in its entirety as follows:

                  The Merger Agreement provides that notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least two-thirds of the outstanding Shares (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares, whether or not then exercisable) (the "Minimum Tender Condition"), and (ii) all approvals required for the consummation of the Offer and Merger from Governmental Entities, including, without limitation, those required under the BHC Act, shall have been obtained (and any applicable waiting periods with respect thereto shall have expired) other than those the failure of which to be obtained would not reasonably be expected to result in a Material Adverse Effect on Parent and its subsidiaries, taken together, and such approvals shall not have imposed any condition or requirement which in the reasonable judgment of Parent would adversely impact in a material respect the




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         intended economic benefits to Parent of the transactions contemplated by the Merger Agreement. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and, subject to the provisions described under "The Merger Agreement -- The Offer" in
         Section 12 of this Offer to Purchase, may terminate or amend the Offer, with the consent of the Company or if, as of the scheduled expiration date of the Offer (as extended pursuant to the provisions described under "Terms of the Offer" in Section 1 of this Offer to Purchase), any of the following conditions exists:

         The last paragraph under "THE TENDER OFFER -- Section 14. Conditions of the Offer" in the Offer to Purchase is hereby amended and restated in its entirety as follows:

                   The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion, except that the Minimum Tender Condition may not be waived without the consent of the Company. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.


ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended by including the following:

         (a)(1)(K) Press Release issued by Parent and the Purchaser on September 10, 2001.



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            NBC ACQUISITION CORP.

                            By:/s/ DENNIS E. NIXON
                               ---------------------------------------------
                            Name:  Dennis E. Nixon
                            Title:  President



                            INTERNATIONAL BANCSHARES
                            CORPORATION

                            By:/s/ DENNIS E. NIXON
                               ---------------------------------------------
                            Name:  Dennis E. Nixon
                            Title:  Chairman of the Board and President




Dated: September 10, 2001



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                                INDEX TO EXHIBITS


*(a)(1)(A)        Offer to Purchase dated August 9, 2001.

*(a)(1)(B)        Recommendation Statement on Schedule 14D-9 of the Company
                  dated August 9, 2001.

*(a)(1)(C)        Letter of Transmittal.

*(a)(1)(D)        Notice of Guaranteed Delivery.

*(a)(1)(E)        Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees.

*(a)(1)(F)        Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.

*(a)(1)(G)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

*(a)(1)(H)        Joint Press Release issued by Parent and the Company on July
                  31, 2001.

*(a)(1)(I)        Summary Advertisement published in the Wall Street Journal
                  August 9, 2001.

*(a)(1)(J)        Letter to Shareholders of the Company from the Chief Executive
                  Officer and President of the Company dated August 9, 2001.

(a)(1)(K)         Press Release issued by Parent and the Purchaser on September
                  10, 2001.

(b)               Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of June 30, 2001, among Parent, the Purchaser and the Company.

*(d)(2) Confidentiality Agreement dated March 27, 2001, by and between Parent and the Company

*(d)(3)           Agreement dated July 30, 2001, by and between Parent and Tamir
                  Hacker.

*(d)(4)           Agreement dated July 30, 2001, by and between Parent and
                  Marvin E. Melson.

*(d)(5)           Agreement dated July 30, 2001, by and between Parent and John
                  W. Lettunich.

*(d)(g)           Agreement dated July 30, 2001, by and between Parent and
                  Charles T. Meeks.

(g)               Not applicable.

(h)               Not applicable.

*Previously filed.


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